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                                October 30, 2022

       Nathaniel R. Morris
       Chairman and Chief Executive Officer
       Rubicon Technologies, Inc.
       100 West Main Street Suite #610
       Lexington, KY 40507

                                                        Re: Rubicon
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 22,
2022
                                                            File No. 333-267010

       Dear Nathaniel R. Morris:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note that Jefferies, LLC is a registered broker-dealer and that you are registering for resale the private
warrants and underlying shares purchased by Jefferies, LLC in connection with the
SPAC IPO. Please identify Jefferies as an underwriter of these securities and provide
a fixed price at which it will sell these securities.
   2. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   3. Disclose the exercise price of the warrants compared to the market price of the underlying securities. Disclose
that cash proceeds associated with the exercise of warrants to purchase your Class A Shares are
dependent on your stock price, that the warrants are currently out
 Nathaniel R. Morris
Rubicon Technologies, Inc.
October 30, 2022
Page 2
         of the money and, therefore, the company is unlikely to receive proceeds from the exercise of the warrants. Furthermore, the private warrants may be exercised on a cashless basis, which means the company may not receive cash for the exercise of the private warrants even if they are in the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
4.       We note the significant number of redemptions of your Class A common stock in
         connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please disclose the extent to which the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. As applicable, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
52

5. Please expand your discussion to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact
         the market price of the company   s common stock.
6. We note that the projected revenues for 2022 were $736.1 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         Founder Board and its financial advisors in connection with the evaluation of the business combination. We also note that your actual revenues for the six months ended June 30,
         2022 were approximately $275 million. It appears that you will miss your 2022 revenue projections. Please update your disclosure in Liquidity and Capital Resources, and
         elsewhere, to provide updated information about the company   s
financial position and
         further risks to the business operations and liquidity in light of these circumstances.
Liquidity and Capital Resources, page 67

7. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
FirstName LastNameNathaniel R. Morris
       company   s liquidity position since the business combination. Quantify the total amount of
Comapany    NameRubicon
       net cash the company Technologies, Inc.business combination, and disclose your recent entry received in the
Octoberinto
         30,a2022
              standby
                    Pageequity
                          2    purchase agreement.
FirstName LastName
 Nathaniel R. Morris
FirstName  LastNameNathaniel R. Morris
Rubicon Technologies, Inc.
Comapany
October 30,NameRubicon
            2022         Technologies, Inc.
October
Page 3 30, 2022 Page 3
FirstName LastName
General

8. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their securities, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.
         Lastly, please include appropriate risk factor disclosure.
9.       Disclose the number and percentage of Class A shares redeemed by
Founder public
         shareholders in connection with the business combination, the redemption price, and the amount of cash paid to redeem the shares. Also disclose the total number of redemption requests received and the number of shares purchased from redeeming shareholders under arrangements such as the OTC Equity Prepaid Forward Transaction. Disclose the amount of funds from the Trust account available to the company after the redemptions and the company's payments under OTC Equity Prepaid Forward Transaction.
10. Provide a plain English description of the OTC Equity Prepaid Forward Transaction, including the following:
             That the agreement is a hedging strategy for the FPA Sellers;
             The risks and benefits to each of the company and the FPA Sellers based upon how the agreement operates;
             How the agreement operates, including how and when the company and the FPA
              Sellers receive securities or cash;
             Examples of how the agreement operates;
             The amount of cash and securities each party has received to date and how it was determined; and
             How entering into the agreement helped ensure that Founder   s
initial listing
              application with the NYSE was approved.
11. Please provide your analysis on how the OTC Equity Prepaid Forward Transaction and
         purchases from redeeming shareholders comply with Rule 14e-5.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Nathaniel R. Morris
Rubicon Technologies, Inc.
October 30, 2022
Page 4

      Please contact Priscilla Dao, Staff Attorney, at 202-551-5997 or Kathleen Krebs, Special
Counsel, at 202-551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameNathaniel R. Morris
                                                          Division of
Corporation Finance
Comapany NameRubicon Technologies, Inc.
                                                          Office of Technology
October 30, 2022 Page 4
cc:       Evan D   Amico, Esq.
FirstName LastName